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SEC Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 THIRD AVE, 32ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE (Address) NEW YORK (City), NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLAN M CHAPIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN J. SMITH
Notary Public - State of New York
No. 01SM6233268
Qualified in Queens County
My Commission Expires December 27, 2018

[Signature]
Signature

CEO
Title

Karen Smith
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CPIBD, LLC
New York, NY

We have audited the accompanying financial statements of CPIBD, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations and member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CPIBD, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CPIBD, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of CPIBD, LLC's financial statements. The supplemental information is the responsibility of CPIBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 27, 2017

CPIBD, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	20,259
Due from Parent		705
Prepaid Expenses		4,531
Total Current Assets		25,495
TOTAL ASSETS	$	25,495

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	12,850
TOTAL CURRENT LIABILITIES		12,850
MEMBER'S EQUITY		
Member's Equity		12,645
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	25,495

See accompanying notes to financial statements.

CPIBD, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

REVENUES:		
Facilitation fee-from member	$	10,800
EXPENSES:		
Compensation and Benefits		2,567
Other General and Administrative		7,804
Professional Fees		50,750
Occupancy		5,924
Technology and Communications Expense		2,400
TOTAL EXPENSES		69,445
Net Loss	$	(58,645)

See accompanying notes to financial statements.

CPIBD,LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
Year Ended December 31, 2016

		Member's Equity
Balance at December 31, 2015	$	31,290
Capital Contributions		40,000
Net loss		(58,645)
Balance at December 31, 2016	$	12,645

See accompanying notes to financial statements

CPIBD, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(58,645)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in operating assets and liabilities:		
Prepaid Expenses		(4,031)
Due from Parent		(705)
Accouts Payable and Accrued Expenses		(7,370)
Net Cash Used by Operating Activities		(70,751)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		40,000
Net Cash Provided by Financing Activities		40,000
NET DECREASE IN CASH		(30,751)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		51,010
CASH AND CASH EQUIVALENTS AT END OF YEAR	S	20,259

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

CPIBD, LLC
Notes to the Financial Statements
Year Ended December 31, 2016

1. **Organization and Nature of Business**

CPIBD, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. In 2013, the Company was approved to perform Underwriting Services. The Company is a wholly owned subsidiary of Compass Partners Advisors, LLP FKA Compass Advisers, LLP (the "Member" or "Parent"), the sole member of the Company.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

2. **Significant Accounting Policies**

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and may establish an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2016, the Company did not have any fees receivable.

Revenue Recognition
Revenues are recognized on the accrual basis. Occasionally we may have investment transactions, which once consummated, the related investment banking fee will be earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Income Taxes**

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. The Company's Sole Member is subject to the New York City Unincorporated Business Tax. For the year ended December 31, 2016, there was no local franchise taxes imposed. As a result, no provision for income taxes is reflected in these financial statements nor does the Company have uncertain tax position. There are no income tax related penalties or interest included in these financial statements.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December, 31 2016, the Company had net capital of $7,409 which was $2,409 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.7 to 1.

5. Related Party Transactions

The Company maintains an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as, payroll, health insurance, rent and office expenses are allocated to the Company. These costs totaled $8,850 in 2016. In addition, the Company earned a fee of $10,800 from the Parent for facilitation fees. There is a balance due of $705 from the Parent as of December 31, 2016. Such monies due from Parent are due on demand.

The Parent made capital contributions of $40,000 during the year 2016.

6. Credit Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures the Company's bank account balance up to $250,000.

7. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and due to/from member are carried at contracted values which approximate the fair value. Similarly, accounts payable and accrued expenses are carried at contracted amounts, which approximate fair value.

8. Special Account for the Exclusive Benefit of Customers

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of certain exemption provisions of Rule 15c3-3. The Company is a 'non-clearing firm' whose activities are limited to investment banking and advisory services. The Company does not hold any client accounts.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017 and has determined that there are no events requiring recognition or disclosure in these financial statements.

SUPPLEMENTAL INFORMATION

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

SCHEDULE I

Net Capital:		
Member's Equity	$	12,645
Deductions and/or Charges:		
Nonallowable assets:		
Prepaid Expenses and Due from member		(5,236)
Total Deductions and Charges:		(5,236)
Net Capital	$	7,409

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):		
Accrued expenses; Due to Parent and Total A.I.	$	12,850
Computation of Basic Net Capital Requirements:		
Minimum Net Capital Requirement (6 2/3% of A.I.)	$	857
Minimum Net Capital Required of Broker Dealer	$	5,000
Excess Net Capital	$	2,409
Excess Net Capital at 1,000% (Net Capital less the Greater of 10% of A.I. or 120% of $5,000)	$	1,409
Ratio of A.I. to Net Capital:		1.7 to 1
Net capital, per unaudited December 31, 2016 FOCUS report	$	7,409
Net audit adjustment	$	-
Net capital, per December 31, 2016 audit report.	$	7,409

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, filed January 26, 2017

Schedule II

CPIBD, LLC
Supplementary Information Pursuant to Rule 17A-5
Of the Securities Exchange Act of 1934
December 31, 2016

CPIBD, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under Rule 15c3-3.

b. Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CPIBD, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which CPIBD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CPIBD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (the "exemption provisions") and (2) CPIBD, LLC stated that CPIBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CPIBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CPIBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 27, 2017

CPIBD, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2016

CPIBD,LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CPIBD, LLC

I, Allan M. Chapin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________

Title:CEO

Date: 2/28/17

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CPIBD, LLC

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Report on Exemption)